Exhibit 99.10
IFRS INR Earnings Release

Independent Auditors’ Report

To
The Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited (“the Company”) and subsidiaries, which comprise the consolidated balance sheet as at December 31, 2012, the consolidated statement of comprehensive income for three months and nine months then ended, the consolidated statements of changes in equity and cash flows for the nine months then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India.  Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with IFRS:

a.	in the case of the consolidated balance sheet, of the consolidated financial position of the Company as at December 31, 2012;
b.	in the case of the consolidated statement of comprehensive income, of the consolidated financial performance for the three months and nine months ended on that date;
c.	in the case of the consolidated statement of changes in equity, of the consolidated changes in equity for the nine months ended on that date; and
d.	in the case of the consolidated statement of cash flows, of the consolidated cash flows for the nine months ended on that date.

for B S R & Co.
Chartered Accountants
Firm’s Registration Number: 101248W

Natrajh Ramakrishna
Partner
Membership Number: 32815

Bangalore
January 11, 2013

Auditor’s Report on Consolidated Quarterly Financial Results and Consolidated Year to Date Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Limited

We have audited the consolidated quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 31 December 2012 and the consolidated year to date financial results for the period from 1 April 2012 to 31 December 2012 attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public  Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These consolidated quarterly financial results as well as the consolidated year to date financial results have been prepared from the consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these consolidated quarterly financial results as well as the consolidated year to date financial results:

(i)	include the quarterly financial results and year to date financial results of the following entities:
	(a)	Infosys Limited;
	(b)	Infosys BPO Limited;
	(c)	Infosys BPO s.r.o;
	(d)	Infosys Consulting India Limited;
	(e)	Infosys Technologia Do Brasil LTDA;
	(f)	Infosys Technologies (Australia) Pty Limited;
	(g)	Infosys Technologies (China) Co. Limited;
	(h)	McCamish Systems, LLC;
	(i)	Infosys Public Services, Inc.;
	(j)	Infosys Technologies S. de R.L.de C.V;
	(k)	Infosys Technologies (Sweden) AB;
	(l)	Infosys BPO Poland Sp z.o.o;
	(m)	Infosys Technologies (Shanghai) Company Limited;
	(n)	Portland Group Pty Ltd;
	(o)	Portland Procurement Services Pty Ltd;
	(p)	Lodestone Holding AG;
	(q)	Lodestone Management Consultants (Canada) Inc.;
	(r)	Lodestone Management Consultants Inc.;
	(s)	Lodestone Management Consultants Pty Limited;
	(t)	Lodestone Management Consultants AG;
	(u)	Lodestone Augmentis AG;
	(v)	Hafner Bauer & Ödman GmbH;
	(w)	Lodestone Management Consultants (Belgium) S.A.;
	(x)	Lodestone Management Consultants GmbH;
	(y)	Lodestone Management Consultants Ltd.;
	(z)	Lodestone Management Consultants B.V.;
	(aa)	Lodestone Management Consultants Ltda.;
	(ab)	Lodestone Management Consultants Sp. z.o.o.;
	(ac)	Lodestone Management Consultants Portugal, Unipessoal, Lda.;
	(ad)	S.C. Lodestone Management Consultants S.R.L.;
	(ae)	Lodestone Management Consultants Pte Ltd.;
	(af)	Lodestone Management Consultants SAS;
	(ag)	Lodestone Management Consultants s.r.o.;
	(ah)	Lodestone Management Consultants China Co., Ltd.;
	(ai)	Lodestone Management Consultants GmbH; and
	(aj)	Lodestone Management Consultants (Asia Pacific) Limited.
(ii)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(iii)
give a true and fair view of the consolidated net profit and other financial information for the quarter ended 31 December 2012 as well as the consolidated year to date results for the period from 1 April 2012 to 31 December 2012.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct for B S R & Co.
Chartered Accountants
Firm’s Registration Number: 101248W

Natrajh Ramakrishna
Partner
Membership Number: 32815

Bangalore
January 11, 2013

Infosys Limited and subsidiaries
(In crore except share data)
Consolidated Balance Sheets as of	Note	December 31, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	2.1	15,071	20,591
Available-for-sale financial assets	2.2	7,365	32
Investment in certificates of deposit		–	345
Trade receivables		6,960	5,882
Unbilled revenue		2,227	1,873
Prepayments and other current assets	2.4	1,843	1,523
Total current assets		33,466	30,246
Non-current assets
Property, plant and equipment	2.5	6,133	5,409
Goodwill	2.6	2,025	993
Intangible assets	2.6	397	173
Available-for-sale financial assets	2.2	8	12
Investment in government bonds	2.7	65	–
Deferred income tax assets	2.16	422	316
Income tax assets	2.16	1,051	1,037
Other non-current assets	2.4	183	162
Total non-current assets		10,284	8,102
Total assets		43,750	38,348
LIABILITIES AND EQUITY
Current liabilities
Trade payables		75	23
Derivative financial instruments	2.7	–	42
Current income tax liabilities	2.16	1,249	1,054
Client deposits		65	15
Unearned revenue		801	545
Employee benefit obligations		599	498
Provisions	2.8	215	133
Other current liabilities	2.9	3,092	2,456
Total current liabilities		6,096	4,766
Non-current liabilities
Deferred income tax liabilities	2.16	85	12
Other non-current liabilities	2.9	100	109
Total liabilities		6,281	4,887
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 and 57,13,96,401, net of 28,33,600 treasury shares each, as of December 31, 2012 and March 31, 2012, respectively		286	286
Share premium		3,090	3,089
Retained earnings		33,720	29,816
Other components of equity		373	270
Total equity attributable to equity holders of the Company		37,469	33,461
Non-controlling interests		–	–
Total equity		37,469	33,461
Total liabilities and equity		43,750	38,348
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna	K.V.Kamath	S.Gopalakrishnan	S.D.Shibulal	Deepak.M.Satwalekar
Partner Membership No. 32815	Chairman	Executive Co-Chairman	Chief Executive Officer and Managing Director	Director

	Dr. Omkar Goswami	David L. Boyles	Prof. Jeffrey S. Lehman	R. Seshasayee
	Director	Director	Director	Director

	Ann M. Fudge	Ravi Venkatesan	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Director

Bangalore	Ashok Vemuri	B.G.Srinivas	Rajiv Bansal	N.R. Ravikrishnan
January 11, 2013	Director	Director	Chief Financial Officer	Company Secretary

Infosys Limited and subsidiaries
(In crore except share and per equity share data)
Consolidated Statements of Comprehensive Income	Note	Three months ended December31,		Nine months ended December31,
		2012	2011	2012	2011
Revenues		10,424	9,298	29,898	24,882
Cost of sales	2.10	6,566	5,288	18,478	14,609
Gross profit		3,858	4,010	11,420	10,273
Operating expenses:
Selling and marketing expenses	2.10	541	451	1,516	1,305
Administrative expenses	2.10	640	660	1,937	1,836
Total operating expenses		1,181	1,111	3,453	3,141
Operating profit		2,677	2,899	7,967	7,132
Other income, net	2.13	503	422	1,685	1,252
Profit before income taxes		3,180	3,321	9,652	8,384
Income tax expense	2.16	811	949	2,625	2,384
Net profit		2,369	2,372	7,027	6,000
Other comprehensive income
Fair value changes on available-for-sale financial asset, net of tax effect (refer note 2.2 and 2.16)		(1)	–	(3)	(8)
Exchange differences on translating foreign operations		82	129	106	199
Total other comprehensive income		81	129	103	191

Total comprehensive income		2,450	2,501	7,130	6,191

Profit attributable to:
Owners of the company		2,369	2,372	7,027	6,000
Non-controlling interests		–	–	–	–
		2,369	2,372	7,027	6,000
Total comprehensive income attributable to:
Owners of the company		2,450	2,501	7,130	6,191
Non-controlling interests		–	–	–	–
		2,450	2,501	7,130	6,191

Earnings per equity share
Basic ()		41.47	41.51	122.99	105.01
Diluted ()		41.47	41.51	122.99	105.01
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		57,14,00,086	57,13,77,084	57,13,98,129	57,13,56,602
Diluted		57,14,00,417	57,13,96,560	57,13,99,018	57,13,94,949
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna	K.V.Kamath	S.Gopalakrishnan	S.D.Shibulal	Deepak.M.Satwalekar
Partner Membership No. 32815	Chairman	Executive Co-Chairman	Chief Executive Officer and Managing Director	Director

	Dr. Omkar Goswami	David L. Boyles	Prof. Jeffrey S. Lehman	R. Seshasayee
	Director	Director	Director	Director

	Ann M. Fudge	Ravi Venkatesan	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Director

Bangalore	Ashok Vemuri	B.G.Srinivas	Rajiv Bansal	N.R. Ravikrishnan
January 11, 2013	Director	Director	Chief Financial Officer	Company Secretary

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity
(In crore except share data)
	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the Company
Balance as of April 1, 2011	57,13,17,959	286	3,082	23,826	109	27,303
Changes in equity for the nine months ended December 31, 2011
Shares issued on exercise of employee stock options	67,558	–	5	–	–	5
Dividends (including corporate dividend tax)	–	–	–	(2,326)	–	(2,326)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	(8)	(8)
Net profit	–	–	–	6,000	–	6,000
Exchange differences on translating foreign operations	–	–	–	–	199	199
Balance as of December 31, 2011	57,13,85,517	286	3,087	27,500	300	31,173
Balance as of April 1, 2012	57,13,96,401	286	3,089	29,816	270	33,461
Changes in equity for the nine months ended December 31, 2012
Shares issued on exercise of employee stock options	6,165	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(3,123)	–	(3,123)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	(3)	(3)
Net profit	–	–	–	7,027	–	7,027
Exchange differences on translating foreign operations	–	–	–	–	106	106
Balance as of December 31, 2012	57,14,02,566	286	3,090	33,720	373	37,469
* excludes treasury shares of 28,33,600 held by consolidated trust.
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna	K.V.Kamath	S.Gopalakrishnan	S.D.Shibulal	Deepak.M.Satwalekar
Partner Membership No. 32815	Chairman	Executive Co-Chairman	Chief Executive Officer and Managing Director	Director

	Dr. Omkar Goswami	David L. Boyles	Prof. Jeffrey S. Lehman	R. Seshasayee
	Director	Director	Director	Director

	Ann M. Fudge	Ravi Venkatesan	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Director

Bangalore	Ashok Vemuri	B.G.Srinivas	Rajiv Bansal	N.R. Ravikrishnan
January 11, 2013	Director	Director	Chief Financial Officer	Company Secretary

Infosys Limited and subsidiaries
(In crore)
Consolidated Statements of Cash Flows	Note	Nine months ended December 31,
		2012	2011
Operating activities:
Net profit		7,027	6,000
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	821	694
Income tax expense	2.16	2,625	2,384
Income on available-for-sale financial assets and certificates of deposits		(193)	(29)
Effect of exchange rate changes assets and liabilities		26	(1)
Other non-cash item		4	5
Changes in working capital
Trade receivables		(867)	(1,393)
Prepayments and other assets		(203)	159
Unbilled revenue		(269)	(334)
Trade payables		11	(17)
Client deposits		50	(5)
Unearned revenue		244	52
Other liabilities and provisions		506	653
Cash generated from operations		9,782	8,168
Income taxes paid	2.16	(2,549)	(2,086)
Net cash provided by operating activities		7,233	6,082
Investing activities:
Payment for acquisition of intangible assets	2.6	(9)	(73)
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money	2.5 and 2.9	(1,465)	(882)
Payment for acquisition of business, net of cash acquired	2.3	(1,120)	–
Loans to employees		(66)	(15)
Deposits placed with corporation		(50)	(75)
Income on available-for-sale financial assets		173	20
Investment in government bonds	2.7	(65)	–
Investment in certificates of deposit		–	(265)
Redemption of certificates of deposit		365	150
Investment in available-for-sale financial assets		(17,375)	(4,869)
Redemption of available-for-sale financial assets		10,042	4,879
Net cash provided by / (used in) investing activities		(9,570)	(1,130)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		1	5
Repayment of borrowings taken over from Lodestone		(89)	–
Payment of dividends		(2,685)	(1,999)
Payment of dividend tax		(438)	(327)
Net cash used in financing activities		(3,211)	(2,321)
Effect of exchange rate changes on cash and cash equivalents		28	198
Net increase/(decrease) in cash and cash equivalents		(5,548)	2,631
Cash and cash equivalents at the beginning	2.1	20,591	16,666
Cash and cash equivalents at the end	2.1	15,071	19,495
Supplementary information:
Restricted cash balance	2.1	297	246
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna	K.V.Kamath	S.Gopalakrishnan	S.D.Shibulal	Deepak.M.Satwalekar
Partner Membership No. 32815	Chairman	Executive Co-Chairman	Chief Executive Officer and Managing Director	Director

	Dr. Omkar Goswami	David L. Boyles	Prof. Jeffrey S. Lehman	R. Seshasayee
	Director	Director	Director	Director

	Ann M. Fudge	Ravi Venkatesan	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Director

Bangalore	Ashok Vemuri	B.G.Srinivas	Rajiv Bansal	N.R. Ravikrishnan
January 11, 2013	Director	Director	Chief Financial Officer	Company Secretary

Notes to the Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and its controlled subsidiaries, and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting India Limited, (Infosys Consulting India), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil), Infosys Public Services, Inc. (Infosys Public Services), Infosys Technologies (Shanghai) company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Lodestone) is a leading global technology services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products for the banking industry.

In June 2011, the name of the company was changed from “Infosys Technologies Limited” to “Infosys Limited,” following approval of the name change by the company’s board of directors, shareholders and the Indian regulatory authorities.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE) effective December 12, 2012, upon its delisting from NASDAQ Global Select Market from December 11, 2012. The company’s consolidated interim financial statements were authorized for issue by the company’s Board of Directors on January 11, 2013.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated interim financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, investment in government bonds and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b.Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and Lodestone are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation as permitted by law.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2015. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated interim financial statements.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated interim financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for the determination of control in cases of ambiguity such as franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. A significant requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

a. whether it has control, joint control or significant influence over another entity; and
b. the type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

The company will be adopting IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The company is currently evaluating the requirements of IFRS 10, IFRS 11 and IFRS 12, and has not yet determined the impact on the consolidated interim financial statements.

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and is currently evaluating the requirements of IFRS 13, and has not yet determined the impact on the consolidated interim financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 1 (Amended) and the company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated interim financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The company is currently evaluating the requirements of IAS 19 (Amended) and has not yet determined the impact on the consolidated interim financial statements.

2. Notes to the consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
(In crore)
	As of
	December 31, 2012	March 31, 2012
Cash and bank deposits	12,971	19,059
Deposits with corporations	2,100	1,532
	15,071	20,591

Cash and cash equivalents as of December 31, 2012 and March 31, 2012 include restricted cash and bank balances of 297 crore and 268 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, and bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:
(In crore)
	As of
	December 31, 2012	March 31, 2012
Current Accounts
ABN Amro Bank, China	59	41
ABN Amro Bank, China (U.S. dollar account)	2	2
ANZ Bank, Taiwan	1	2
Bank of America, Mexico	5	5
Bank of America, USA	292	598
Bank of America, India	14	–
Banamex , Mexico	–	1
China Merchants Bank, China	1	–
Citi Banamex	4	–
Citibank NA, Australia	99	89
Citibank NA, Brazil	4	7
Citibank N.A, China	143	2
Citibank N.A, China (U.S. dollar account)	1	12
Citibank NA, Czech Republic (U.S. dollar account)	–	1
Citibank N.A., Czech Republic(Euro Account)	–	4
Citibank N.A., Czech Republic	3	1
Citibank NA, Dubai	4	–
Citibank NA, New Zealand	12	7
Citibank NA, Japan	15	9
Citibank NA, India	2	1
Citibank NA, Thailand	1	1
Citibank NA, South Africa	1	–
Deustche Bank, India	11	10
Deutsche Bank, Czech Republic	3	1
Deutsche Bank, Czech Republic (U.S. dollar account)	5	2
Deutsche Bank, Czech Republic (Euro dollar account)	9	1
Deutsche Bank, Belgium	6	6
Deutsche Bank, France	2	4
Deutsche Bank, Germany	8	12
Deutsche Bank, Netherlands	16	3
Deustche Bank, Philippines	3	–
Deustche Bank, Philippines (U.S. dollar account)	2	3
Deustche Bank, Poland	6	1
Deustche Bank, Poland (Euro account)	–	1
Deutsche Bank, Russia	2	–
Deutsche Bank, Spain	1	1
Deutsche Bank, Singapore	–	8
Deutsche Bank, Switzerland	–	1
Deutsche Bank, Switzerland (CHF account)	1	–
Deutsche Bank, United Kingdom	55	32
Deustche Bank-EEFC (Euro account)	36	9
Deustche Bank-EEFC (Swiss Franc account)	5	2
Deustche Bank-EEFC (U.S. dollar account)	58	23
HDFC Bank-Unclaimed dividend account	1	1
ICICI Bank, India	14	20
ICICI Bank, UK	–	2
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	1	1
ICICI Bank-EEFC (U.S. dollar account)	13	32
ICICI bank-Unclaimed dividend account	2	1
National Australia Bank Limited, Australia	–	3
Nordbanken, Sweden	3	3
Pudong Development Bank, China	3	–
Punjab National Bank, India	1	1
Royal Bank of Canada, Canada	27	5
Royal Bank of Scotland, Denmark	1	–
State Bank of India	5	1
Standard Chartered Bank, UAE	1	1
The Bank of Tokyo-Mitsubishi UFJ,Ltd.,Japan	1	1
Commonwealth Bank of Australia, Australia	2	4
Bank of New Zealand	6	12
TD Canada Trust, Canada	1	–
HSBC, Brazil	1	–
Citibank N.A, Singapore	1	–
Westpac, Australia	2	–
China Merchants Bank, China	1	–
UBS AG, Switzerland (CHF account)	8	–
UBS AG, Switzerland (U.S dollar account)	2	–
UBS AG, Switzerland (Euro account)	6	–
Bank of Austria, Austria	1	–
ING, Belgium (Euro account)	2	–
Landbouwkrediet, Belgium (Euro account)	6	–
Commerzbank, Germany (Euro account)	16	–
CIC, France (Euro account)	1	–
Barclays, Great Britian (GBP account)	1	–
ING, Netherlands (Euro account)	1	–
Bank Zachodni WBK S.A, Poland	3	–
Barclays, Portugal (Euro account)	1	–
Raiffeisen Bank S.A	1	–
	1,028	991
Deposit Accounts
Andhra Bank	667	510
Allahabad Bank	92	852
Axis Bank	1,078	806
Bank of America, Mexico	12	6
Bank of Baroda	2,001	1,733
Bank of India	1,224	1,500
Bank of Maharashtra	–	475
Bank of China, China	–	25
Canara Bank	859	1,615
Central Bank of India	930	752
Corporation Bank	51	395
Citbank, Brazil	13	–
Citibank, China	–	23
Deustche Bank, Poland	51	41
DBS Bank	–	40
HDFC Bank	–	1,357
Federal Bank	–	20
HSBC Bank, United Kingdom	–	5
ICICI Bank	882	1,504
IDBI Bank	622	1,030
ING Vysya Bank	137	82
Indian Overseas Bank	221	600
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	80	175
National Australia Bank Limited, Australia	2	67
Nordbanken, Sweden	1	1
Oriental Bank of Commerce	930	714
Punjab National Bank	723	1,314
Ratnakar Bank	5	5
South Indian Bank	61	60
State Bank of Hyderabad	500	580
State Bank of India	58	61
State Bank of Mysore	249	249
Syndicate Bank	–	550
Union Bank of India	189	602
Vijaya Bank	80	153
Yes Bank	200	141
	11,943	18,068
Deposits with corporations
HDFC Limited	2,100	1,532
	2,100	1,532
Total	15,071	20,591

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund units and unlisted equity securities are as follows:
(In crore)
	As of
	December 31, 2012	March 31, 2012
Current
Liquid mutual fund units:
Cost and fair value	7,365	32

Non Current
Unlisted equity securities:
Cost	4	4
Gross unrealised holding gains	4	8
Fair value	8	12

Total available-for-sale financial assets	7,373	44

During February 2010, Infosys sold 32,31,151 shares of OnMobile Systems Inc, U.S.A, at a price of 166.58 per share, derived from quoted prices of the underlying marketable equity securities.

As of March 31, 2012 the remaining 21,54,100 shares were fair valued at 12 crore and the resultant unrealized loss of 8 crore, net of taxes of 3 crore has been recognized in other comprehensive income for the year ended March 31, 2012.

As of December 31, 2012 the 21,54,100 shares were fair valued at 8 crore and the resultant unrealized loss of 3 crore, net of taxes of 1 crore has been recognized in other comprehensive income for the nine months ended December 31, 2012. The fair value of 8 crore has been derived based on an agreed upon exchange ratio between these unlisted equity securities and quoted prices of the underlying marketable equity securities.

2.3 Business combinations

During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of 173 crore and a contingent consideration of upto 93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition were 40 crore and 67 crore, respectively.

The payment of contingent consideration was dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of USD 100 million or more, the aforesaid period could be extended by 2 years. The total contingent consideration was estimated to be in the range between 67 crore and 93 crore. The fair value of contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of the fair value of contingent consideration was the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

During the three months ended September 30, 2012, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for a cash consideration of 5 crore and a deferred consideration of 5 crore. Consequent to the transaction intangible assets on customer contracts and relationships of 5 crore and intangible software of 1 crore and goodwill of 4 crore has been recorded. The intangible customer contracts and relationships and software are being amortized over a period of five years and four months, respectively, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized.

During the three months ended September 30, 2012, pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to contingent consideration was conducted. The assessment was based on the actual and projected revenues and net margins pertaining to McCamish post consummation of the asset purchase transaction. Consequently, the fair value of the contingent consideration and its related undiscounted value was determined at 17 crore and 23 crore, respectively, and the related liability no longer required were reversed in the statement of comprehensive income. The contingent consideration is estimated to be in the range between 23 crore and 33 crore.

On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Ltd. a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of 200 crore.

This business acquisition would strengthen Infosys BPO’s capabilities and domain expertise in sourcing and procurement practice and its service offering in the strategic sourcing and category management functions. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

During the nine months ended December 31 2012, the liability related to contingent consideration increased by 4 crore due to passage of time.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in crore)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	3	–	3
Net current assets	21	–	21
Intangible assets-Customer contracts and relationships	–	40	40
Deferred tax liabilities on intangible assets	–	(12)	(12)
	24	28	52
Goodwill			148
Total purchase price			200

The goodwill is not tax deductable.

The acquisition date fair value of the total consideration transferred is 200 crore in cash.

The amount of trade receivables included in net current assets, acquired from the above business acquisition was 40 crore. As of December 31, 2012, the trade receivables have been fully collected.

The identified intangible customer contracts and relationships are being amortized over a period of ten years based on management's estimate of the useful life of the assets.

The transaction costs of 5 crore related to the acquisition have been included under cost of sales in the statement of comprehensive income.
On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of 1,187 crore.

This business acquisition will strengthen Infosys’s consulting and systems integration (C&SI) capabilities. Further the acquisition will enable Infosys to increase its global presence particularly in continental Europe and markets like Latin America and Asia pacific. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill.

The purchase price has been provisionally allocated based on Management’s estimates and independent appraisal of fair values as follows:
(In crore)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	28	–	28
Net current assets	87	–	87
Deferred tax assets	30	(12)	18
Borrowings	(89)	–	(89)
Intangible assets - customer contracts and relationships	–	196	196
Intangible assets - brand	–	25	25
Deferred tax liabilities on Intangible assets	–	(55)	(55)
	56	154	210
Goodwill			977
Total purchase price			1,187

The goodwill is not tax deductable.

The amount of trade receivables acquired from the above business acquisition was 212 crore. Based on the past experience, management expects the entire amount to be collected.

The amount of revenue and net profit included in the consolidated statement of comprehensive income pertaining to Lodestone from the date of acquisition amounts to 214 crore and 8 crore, respectively. The estimated approximate revenue and net profit of the Group had the acquisition occurred in the beginning of the period is 30,654 crore and 7,021 crore, respectively.

The identified intangible customer contracts are being amortized over a period of 2 years and the identified customer relationships are being amortized over a period of ten years whereas the identified intangible brand is being amortized over a period of 2 years, being management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as at the acquisition date is as follows:
(In crore)
Particulars	Consideration settled
Fair value of total consideration
Cash consideration	1,187
Total	1,187

As per the share purchase agreement one third of the enterprise value for the acquisition amounting to approximately 608 crore, referred to as deferred purchase price, is payable to the selling shareholders of Lodestone who will be continuously employed or otherwise engaged by the Group post acquisition during the three year period from the date of acquisition. The deferred purchase price is payable on the third anniversary of the acquisition date subject to sellers being in continuous employment with the group during the three year period. This transaction is treated as post acquisition employee remuneration expense as per IFRS 3R. For the two months ended December 2012, a post-acquisition employee remuneration expense of 22 crore is recorded in cost of sales in the statement of comprehensive income.

The transaction costs of 9 crore related to the acquisition have been included under administrative expense in the statement of comprehensive income.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:
(In crore)
	As of
	December 31, 2012	March 31, 2012
Current
Rental deposits	25	16
Security deposits with service providers	35	37
Loans and advances to employees	217	160
Prepaid expenses*	132	51
Interest accrued and not due	44	39
Withholding taxes*	782	682
Advance payments to vendors for supply of goods*	33	36
Deposit with corporation	559	492
Other assets	16	10
	1,843	1,523
Non-current
Loans and advances to employees	15	6
Deposit with corporation	41	58
Rental deposits	41	39
Security deposits with service providers	33	29
Prepaid expenses*	13	15
Prepaid gratuity and other benefits*	40	15
	183	162
	2,026	1,685
Financial assets in prepayments and other assets	1,026	886
*Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2012:

(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of October 1, 2012	743	4,083	1,371	1,691	832	9	1,205	9,934
Additions through business combinations	–	–	2	12	28	16	–	58
Additions	35	21	37	163	24	–	306	586
Deletions	(4)	–	–	(10)	(1)	–	–	(15)
Translation difference	–	1	2	5	7	2	(1)	16
Gross carrying value as of December 31, 2012	774	4,105	1,412	1,861	890	27	1510	10,579
Accumulated depreciation as of October 1, 2012	–	(1,359)	(913)	(1,272)	(588)	(5)	–	(4,137)
Accumulated depreciation on business combination	–	–	(2)	(7)	(13)	(8)	–	(30)
Depreciation	–	(70)	(59)	(106)	(41)	(2)	–	(278)
Accumulated depreciation on deletions	–	–	–	11	1	–	–	12
Translation difference	–	1	(1)	(7)	(6)	–	–	(13)
Accumulated depreciation as December 31, 2012	–	(1,428)	(975)	(1,381)	(647)	(15)	–	(4,446)
Carrying value as of October 1, 2012	743	2,724	458	419	244	4	1,205	5,797
Carrying value as of December 31, 2012	774	2,677	437	480	243	12	1,510	6,133

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2011:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of October 1, 2011	578	3,713	1,353	1,453	831	9	793	8,730
Additions	6	32	38	73	17	–	103	269
Deletions	–	–	–	(1)	–	–	–	(1)
Translation difference	–	–	3	14	11	–	–	28
Gross carrying value as of December 31, 2011	584	3,745	1,394	1,539	859	9	896	9,026
Accumulated depreciation as of October 1, 2011	–	(1,101)	(862)	(1,192)	(547)	(4)	–	(3,706)
Depreciation	–	(63)	(61)	(68)	(40)	–	–	(232)
Accumulated depreciation on deletions	–	–	–	1	–	–	–	1
Translation difference	–	–	(1)	(11)	(7)	–	–	(19)
Accumulated depreciation as of December 31, 2011	–	(1,164)	(924)	(1,270)	(594)	(4)	–	(3,956)
Carrying value as of October 1, 2011	578	2,612	491	261	284	5	793	5,024
Carrying value as of December 31, 2011	584	2,581	470	269	265	5	896	5,070

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2012:
 (In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030
Additions through business combination	–	–	2	12	28	16	–	58
Additions	69	237	147	464	89	1	477	1,484
Deletions	(4)	–	(1)	(12)	(1)	–	–	(18)
Translation difference	–	1	3	10	10	2	(1)	25
Gross carrying value as of December 31, 2012	774	4,105	1,412	1,861	890	27	1,510	10,579
Accumulated depreciation as of April 1, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Accumulated depreciation on business combination	–	–	(2)	(7)	(13)	(8)	–	(30)
Depreciation	–	(203)	(178)	(283)	(126)	(3)	–	(793)
Accumulated depreciation on deletions	–	–	1	12	1	–	–	14
Translation difference	–	1	(1)	(10)	(6)	–	–	(16)
Accumulated depreciation as of December 31, 2012	–	(1,428)	(975)	(1,381)	(647)	(15)	–	(4,446)
Carrying value as of April 1, 2012	709	2,641	466	294	261	4	1,034	5,409
Carrying value as of December 31, 2012	774	2,677	437	480	243	12	1,510	6,133

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2011:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2011	551	3,626	1,286	1,332	771	7	525	8,098
Additions	33	119	102	196	70	2	371	893
Deletions	–	–	–	(13)	–	–	–	(13)
Translation difference	–	–	6	24	18	–	–	48
Gross carrying value as of December 31, 2011	584	3,745	1,394	1,539	859	9	896	9,026
Accumulated depreciation as of April 1, 2011	–	(978)	(737)	(1,070)	(466)	(3)	–	(3,254)
Depreciation	–	(186)	(185)	(195)	(117)	(1)	–	(684)
Accumulated depreciation on deletions	–	–	–	13	–	–	–	13
Translation difference	–	–	(2)	(18)	(11)	–	–	(31)
Accumulated depreciation as of December 31, 2011	–	(1,164)	(924)	(1,270)	(594)	(4)	–	(3,956)
Carrying value as of April 1, 2011	551	2,648	549	262	305	4	525	4,844
Carrying value as of December 31, 2011	584	2,581	470	269	265	5	896	5,070

The depreciation expense for the three months and nine months ended December 31, 2012 and December 31, 2011 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 286 crore each as of December 31, 2012 and March 31, 2012, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were 1,552 crore and 1,044 crore, as of December 31, 2012 and March 31, 2012, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
(In crore)
	As of
	December 31, 2012	March 31, 2012
Carrying value at the beginning	993	825
Goodwill recognized on Lodestone acquisition (Refer note 2.3)	977	–
Goodwill recognized on Seabury & Smith acquisition (Refer note 2.3)	4	–
Goodwill recognized on Portland acquisition (Refer note 2.3)	–	148
Translation differences	51	20
Carrying value at the end	2,025	993

Consequent to the internal reorganization during quarter ended June 30, 2011, there were changes effected in the Company’s reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments (Refer Note 2.19). Accordingly the goodwill has been allocated to the new operating segments as at December 31, 2012 and as at March 31, 2012.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.
(In crore)
Segment	As of
	December 31, 2012	March 31, 2012
Financial services and insurance (FSI)	581	434
Manufacturing enterprises (MFG)	446	112
Energy, utilities and telecommunication services (ECS)	274	140
Retail, logistics, consumer product group, life sciences enterprises (RCL)	724	307
Total	2,025	993

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are aggregated at the ‘Financial services and insurance’ segment level.

The entire goodwill relating to Lodestone aquisition has been allocated to the groups of CGU’s which are aggregated at the entity’s operating segment level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2012, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	12.7

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the nine months ended December 31, 2012:
(In crore)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of April 1, 2012	138	31	21	11	57	–	–	258
Additions through business combinations (Refer note 2.3)	201	1	–	–	–	25	–	227
Additions	–	–	–	–	–	–	9	9
Translation differences	12	1	–	–	5	–	–	18
Gross carrying value as of December 31, 2012	351	33	21	11	62	25	9	512
Accumulated amortization as of April 1, 2012	55	14	5	11	–	–	–	85
Amortization expense	14	4	5	–	1	2	2	28
Translation differences	1	1	–	–	–	–	–	2
Accumulated amortization as of December 31, 2012	70	19	10	11	1	2	2	115
Carrying value as of April 1, 2012	83	17	16	–	57	–	–	173
Carrying value as of December 31, 2012	281	14	11	–	61	23	7	397

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2012:
(In crore)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use- rights related	Total
Gross carrying value as of April 1, 2011	94	12	–	11	–	117
Additions through business combinations (Refer note 2.3)	40	–	–	–	–	40
Additions	–	17	19	–	54	90
Translation differences	4	2	2	–	3	11
Gross carrying value as of March 31, 2012	138	31	21	11	57	258

Accumulated amortization as of April 1, 2011	46	12	–	11	–	69
Amortization expense	9	1	5	–	–	15
Translation differences	–	1	–	–	–	1
Accumulated amortization as of March 31, 2012	55	14	5	11	–	85
Carrying value as of April 1, 2011	48	–	–	–	–	48
Carrying value as of March 31, 2012	83	17	16	–	57	173

The subcontracting rights, recognized consequent to the subcontracting agreement with Telecom’s Gen-I division are being amortized over a period of three years, being the management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. The value of subcontracting rights on initial recognition was 19 crore. As of December 31, 2012, the subcontracting rights have a remaining amortization period of approximately two years.

The land use rights acquired by Infosys Shanghai are being amortized over the initial term of 50 years. Further the government grant received for the land use right is also amortized over the initial term of 50 years. The value of land use rights on initial recognition was 54 crore. As of December 31, 2012, the land use rights have a remaining amortization period of approximately 49 years.

The intangible asset on account of software purchase recognized by Infosys is amortized over a period of five years being the management’s estimate of useful life of such intangible assets. The value of the software on initial recognition was 17 crore. As of December 31, 2012, this intangible asset has a remaining amortization period of approximately four years.

The intangible customer contracts recognized at the time of acquisition of Philips BPO operations are being amortized over a period of seven years, being management's estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of December 31, 2012, the customer contracts have a remaining amortization period of approximately two years.

The intangible customer contracts and relationships recognized at the time of the McCamish acquisition are being amortized over a period of nine years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of December 31, 2012, the customer contracts and relationships have a remaining amortization period of approximately six years.

The intangible customer contracts and relationships of 40 crore, recognized at the time of the Portland acquisition are being amortized over a period of ten years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of December 31, 2012, the customer contracts and relationships have a remaining amortization period of approximately nine years.

The intangible customer contracts and relationships of 5 crore, recognized pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., are being amortized over a period of five years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of December 31, 2012, the customer contracts and relationships have a remaining amortization period of approximately five years.

The intangible customer contracts recognized at the time of Lodestone acquisition are being amortized over a period of two years and the identified customer relationships are being amortized over a period of ten years whereas the identified intangible brand is being amortized over a period of two years, being management's estimate of the useful life of the assets.

The aggregate amortization expense included in cost of sales, for the each of three months and nine months ended December 31, 2012 and December 31, 2011 was 15 crore and 28 crore, respectively.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the three months and nine months ended December 31, 2012 and December 31, 2011 was 246 crore and 172 crore and 708 crore and 486 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of December 31, 2012 were as follows:
(In crore)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	15,071	–	–	–	15,071
Available-for-sale financial assets (Refer Note 2.2)	–	–	7,373	–	7,373
Investment in certificates of deposit	–	–	–	–	–
Investment in government bonds	65	–	–	–	65
Trade receivables	6,960	–	–	–	6,960
Unbilled revenue	2,227	–	–	–	2,227
Prepayments and other assets (Refer Note 2.4)	1,026	–	–	–	1,026
Total	25,349	–	7,373	–	32,722
Liabilities:
Trade payables	–	–	–	75	75
Client deposits	–	–	–	65	65
Employee benefit obligations	–	–	–	599	599
Other liabilities (Refer Note 2.9)	–	–	–	2,321	2,321
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	17	17
Liability towards other acquisitions (Refer Note 2.9)	–	–	–	27	27
Total	–	–	–	3,104	3,104

The carrying value and fair value of financial instruments by categories as of March 31, 2012 were as follows:
(In crore)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	20,591	–	–	–	20,591
Available-for-sale financial assets (Refer Note 2.2)	–	–	44	–	44
Investment in certificates of deposit	345	–	–	–	345
Trade receivables	5,882	–	–	–	5,882
Unbilled revenue	1,873	–	–	–	1,873
Prepayments and other assets (Refer Note 2.4)	886	–	–	–	886
Total	29,577	–	44	–	29,621
Liabilities:
Trade payables	–	–	–	23	23
Derivative financial instruments	–	42	–	–	42
Client deposits	–	–	–	15	15
Employee benefit obligations	–	–	–	498	498
Other liabilities (Refer Note 2.9)	–	–	–	1,954	1,954
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	59	59
Total	–	42	–	2,549	2,591

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:
(In crore)
	As of December 31, 2012	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	7,365	7,365	–	–
Available- for- sale financial asset- Investments in unlisted equity instruments (Refer Note 2.2)	8	–	8	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	–	–	–	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:
(In crore)
	As of March 31, 2012	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	32	32	–	–
Available- for- sale financial asset- Investments in unlisted equity instruments (Refer Note 2.2)	12	–	12	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	42	–	42	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Interest income on deposits and certificates of deposit	390	426	1,302	1,223
Income from available-for-sale financial assets/ investments	87	11	176	23
	477	437	1,478	1,246

Derivative financial instruments

The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As of December 31, 2012		As of March 31, 2012
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	886	4,873	747	3,709
In Euro	54	392	38	258
In United Kingdom Pound Sterling	55	491	22	179
In Australian dollars	55	314	23	122
Option contracts
In U.S. dollars	–		50	254
Total forwards and options		6,070		4,522

The Company recognized a net loss on derivative financials instruments of 153 crore and 125 crore during the three months and nine months ended December 31, 2012 as against a net loss on derivative financials instruments of 276 crore and 517 crore during the three months and nine months ended December 31, 2011,which are included in other income.

The foreign exchange forward and option contracts mature between one to twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
(In crore)
	As of
	December 31, 2012	March 31, 2012
Not later than one month	1,058	344
Later than one month and not later than three months	2,213	790
Later than three months and not later than one year	2,799	3,388
	6,070	4,522

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:
(In crore)
	As of
	December, 2012	March 31, 2012
Aggregate amount of outstanding forward and option contracts	6,070	4,522
Gains / (losses) on outstanding forward and option contracts	–	(42)

The outstanding foreign exchange forward and option contracts as of December 31, 2012 and March 31, 2012, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of December 31, 2012:
(In crore)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	397	119	56	107	391	1,070
Trade receivables	4471	864	590	470	297	6,692
Unbilled revenue	1,294	276	172	107	157	2,006
Other assets	563	35	59	15	147	819
Trade payables	(4)	(21)	(3)	(1)	(32)	(61)
Client deposits	(47)	(15)	–	–	(3)	(65)
Accrued expenses	(495)	(83)	(1)	(26)	(106)	(711)
Employee benefit obligations	(216)	(36)	(38)	(74)	(72)	(436)
Other liabilities	(884)	(316)	18	(39)	(127)	(1,348)
Net assets / (liabilities)	5,079	823	853	559	652	7,966

The following table analyzes foreign currency risk from financial instruments as of March 31, 2012:
(In crore)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	695	54	35	83	161	1,028
Trade receivables	3,915	592	560	398	239	5,704
Unbilled revenue	1,021	300	124	63	158	1,666
Other assets	651	22	25	3	113	814
Trade payables	(1)	(1)	(1)	(2)	(13)	(18)
Client deposits	(13)	(1)	–	–	–	(14)
Accrued expenses	(432)	(40)	–	(3)	(64)	(539)
Employee benefit obligations	(194)	–	–	(4)	(92)	(290)
Other liabilities	(1,233)	(247)	(6)	(24)	(89)	(1,599)
Net assets / (liabilities)	4,409	679	737	514	413	6,752

For the three months ended December 31, 2012 and December 31, 2011, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's operating margins by approximately 0.6% and 0.6%, respectively.

For the nine months ended December 31, 2012 and December 31, 2011, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's operating margins by approximately 0.6% and 0.6%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 6,960 crore and 5,882 crore as of December 31, 2012 and March 31, 2012, respectively and unbilled revenue amounting to 2,227 crore and 1,873 crore as of December 31, 2012 and March 31, 2012, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
(In %)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Revenue from top customer	3.6	4.1	3.9	4.4
Revenue from top five customers	14.6	15.1	15.4	15.2

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets, investment in certificates of deposits and investments in government bonds are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units and unlisted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in governments bonds represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, 4,904 crore and 4,263 crore as of December 31, 2012 and March 31, 2012, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of 5 crore and 1 crore as of December 31, 2012 and March 31, 2012, respectively.

The Company’s credit period generally ranges from 30-90 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances that are past due, is given below:
(In crore)
	As of
Period (in days)	December 31, 2012	March 31, 2012
Less than 30	1,199	1,110
31 – 60	348	187
61 – 90	178	190
More than 90	331	132
	2,056	1,619

The reversal of provision for doubtful accounts receivables for the three months ended December 31,2012 was 14 crore and the provision for doubtful accounts receivables for the three months ended December 31, 2011 was 25 crore. The provision for doubtful accounts receivables for the nine months ended December 31, 2012 and December 31, 2011 respectively was 24 crore and 64 crore, respectively. The movement in the provision for doubtful accounts receivables is as follows:
(In crore)
	Three months ended December 31,		Nine months ended December 31,		As of March 31,
	2012	2011	2012	2011	2011
Balance at the beginning	113	102	85	86	86
Translation differences	3	2	3	(1)	(2)
Provisions for doubtful accounts receivable (refer note 2.10)	(14)	25	24	64	62
Trade receivables written off	(5)	(35)	(15)	(55)	(61)
Balance at the end	97	94	97	94	85

Liquidity risk

As of December 31, 2012, the Company had a working capital of 27,370 crore including cash and cash equivalents of 15,071 crore and available-for-sale financial assets of 7,365 crore. As of March 31, 2012, the Company had a working capital of 25,480 crore including cash and cash equivalents of 20,591 crore, available-for-sale financial assets of 32 crore and investments in certificates of deposit of 345 crore.

As of December 31, 2012 and March 31, 2012, the outstanding employee benefit obligations were 599 crore and 498 crore, respectively, which have been substantially funded. Further, as of December 31, 2012 and March 31, 2012, the Company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of December 31, 2012:
(In crore)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	75	–	–	–	75
Client deposits	65	–	–	–	65
Other liabilities (Refer Note 2.9)	2,301	18	2	–	2,321
Liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.9)	–	6	17	–	23
Liability towards other acquisitions (Refer Note 2.9)	5	–	22	–	27

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2012:
(In crore)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	23	–	–	–	23
Client deposits	15	–	–	–	15
Other liabilities (Refer Note 2.9)	1,942	12	–	–	1,954
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.9)	4	12	49	9	74

As of December 31, 2012 and March 31, 2012, the Company had outstanding financial guarantees of 19 crore and 23 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Company’s knowledge there has been no breach of any term of the lease agreement as of December 31, 2012 and March 31, 2012.

2.8 Provisions

Provisions comprise the following:
(In crore)
	As of
	December 31, 2012	March 31, 2012
Provision for post sales client support	215	133

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:
(In crore)
	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2012	2011	2012	2011	2012
Balance at the beginning	212	100	133	88	88
Provision recognized/ (reversed) (refer note 2.11)	5	47	73	67	60
Provision utilized	(1)	(2)	(5)	(13)	(17)
Translation difference	(1)	–	14	3	2
Balance at the end	215	145	215	145	133

Provision for post sales client support for the three months and nine months ended December 31, 2012 and December 31, 2011 is included in cost of sales in the statement of comprehensive income.

2.9 Other liabilities

Other liabilities comprise the following:
(In crore)
	As of
	December 31, 2012	March 31, 2012
Current
Accrued compensation to employees	688	644
Accrued expenses	1,376	1,085
Withholding taxes payable*	781	506
Retainage	66	51
Unamortized negative past service cost (Refer Note 2.11.1) *	4	4
Liabilities of controlled trusts	149	149
Liability towards acquisition of business	5	3
Accrued gratuity	2	2
Deferred income - government grant on land use rights* (Refer Note 2.6)	1	1
Others	20	11
	3,092	2,456
Non-current
Liability towards acquisition of business	39	56
Accrued expenses	–	5
Unamortized negative past service cost (Refer Note 2.11.1) *	12	14
Incentive accruals	20	7
Deferred income - government grant on land use rights*(Refer Note 2.6)	29	27
	100	109
	3,192	2,565
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	2,321	1,954
Financial liability towards McCamish acquisition on a discounted basis	17	59
Financial liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.3)	23	74
Financial liaibility towards other acquisitions (Refer Note 2.3)	27	–
*Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.10 Expenses by nature
(In crore)
	Three months ended December 31,	Three months ended December 31,	Nine months ended December 31,	Nine months ended December 31,
	2012	2011	2012	2011
Employee benefit costs (Refer Note 2.11.4)	5,809	4,840	16,501	13,553
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	293	236	821	694
Travelling costs	398	295	1,151	851
Consultancy and professional charges	134	174	385	386
Software packages for own use	216	138	474	339
Third party items bought for service delivery	46	34	108	129
Communication costs	100	74	270	198
Cost of technical sub-contractors	404	216	1,035	541
Power and fuel	52	46	161	139
Office maintenance	84	73	240	211
Repairs and maintenance	37	33	124	112
Rates and taxes	18	15	61	42
Insurance charges	12	10	33	28
Commission	8	6	24	22
Branding and marketing expenses	36	30	109	93
Consumables	7	9	22	21
Provision for post-sales client support (Refer Note 2.8)	5	47	73	67
Provision for doubtful account receivables (Refer Note 2.7)	(14)	25	24	64
Postage and courier	5	2	13	10
Printing and stationery	3	3	11	11
Donations	–	14	10	26
Operating lease payments (Refer Note 2.14)	66	52	188	139
Recruitment and training	5	–	5	–
Others	23	27	88	74
Total cost of sales, selling and marketing expenses and administrative expenses	7,747	6,399	21,931	17,750

2.10.1 Break-up of expenses

Cost of sales
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Employee benefit costs	5,171	4,308	14,738	11,980
Depreciation and amortization	293	236	821	694
Travelling costs	319	207	898	603
Software packages for own use	215	138	473	339
Third party items bought for service delivery	46	34	108	129
Cost of technical sub-contractors	406	216	1037	541
Consumables	5	9	19	21
Operating lease payments	42	34	118	90
Communication costs	35	29	91	66
Repairs and maintenance	20	19	61	46
Provision for post-sales client support	5	47	73	67
Consultancy and professional charges	(3)	–	–	–
Others	12	11	41	33
Total	6,566	5,288	18,478	14,609

Selling and marketing expenses
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Employee benefit costs	435	351	1,181	1,010
Travelling costs	41	46	138	128
Branding and marketing	35	29	106	90
Operating lease payments	9	7	27	17
Communication costs	6	4	16	13
Commission	8	6	24	22
Consultancy and professional charges	6	8	20	21
Printing and stationery	–	–	1	1
Software packages for own use	1	–	1	–
Others	0	–	2	3
Total	541	451	1,516	1,305

Administrative expenses
 (In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Employee benefit costs	203	181	582	563
Consultancy and professional charges	131	166	365	365
Repairs and maintenance	17	14	63	66
Office maintenance	84	73	240	211
Power and fuel	52	46	161	139
Communication costs	59	41	163	119
Travelling costs	38	42	115	120
Provision for doubtful accounts receivable	(14)	25	24	64
Rates and taxes	18	15	61	42
Insurance charges	12	10	33	28
Operating lease payments	15	11	43	32
Postage and courier	5	2	13	10
Printing and stationery	3	3	10	10
Branding and marketing	1	1	3	3
Consumables	2	–	3	–
Donations	–	14	10	26
Recruitment and training	5	–	5	–
Cost of technical sub-contractors	(2)	–	(2)	–
Others	11	16	45	38
Total	640	660	1,937	1,836

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as of December 31, 2012, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009:
(In crore)
	As of
	December 31, 2012	March 31, 2012	March 31, 2011	March 31, 2010	March 31,2009
Change in benefit obligations
Benefit obligations at the beginning	600	480	325	267	224
Service cost	178	157	178	80	51
Interest cost	29	39	25	19	16
Actuarial (gains)/ losses	(31)	(6)	17	(5)	1
Curtailment	(55)	–	–	–	–
Benefits paid	(67)	(70)	(65)	(36)	(25)
Benefit obligations at the end	654	600	480	325	267
Change in plan assets
Fair value of plan assets at the beginning	613	480	327	268	236
Expected return on plan assets	45	49	36	25	17
Actuarial gains /(losses)	3	–	–	1	5
Employer contributions	98	154	182	69	35
Benefits paid	(67)	(70)	(65)	(36)	(25)
Fair value of plan assets at the end	692	613	480	327	268
Funded status	38	13	–	2	1
Prepaid gratuity benefit	40	15	2	4	1
Accrued gratuity	(2)	(2)	(2)	(2)	–

Net gratuity cost for the three months and nine months ended December 31, 2012 and December 31, 2011 comprises the following components:

 (In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Service cost	70	33	178	130
Interest cost	7	10	29	29
Expected return on plan assets	(16)	(14)	(45)	(37)
Actuarial (gain) / loss	7	(14)	(34)	(18)
Curtailment	(55)	–	(55)	–
Plan amendments – past service cost	(1)	(1)	(3)	(3)
Net gratuity cost	12	14	70	101

Effective December 1, 2012 the company has aligned the gratuity entitlement of certain cadre of employees prospectively to the Payment of Gratuity Act. This amendment has resulted in a curtailment gain of 55 crore which has been recognized in the statement of profit and loss account for the quarter ended December 31, 2012.

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Cost of sales	11	13	63	89
Selling and marketing expenses	1	1	5	8
Administrative expenses	–	–	2	4
	12	14	70	101

Effective July 1, 2007, the Company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to 37 crore, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of 16 crore and 18 crore as of December 31, 2012 and March 31, 2012, respectively has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of December 31, 2012, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009 are set out below:

	As of
	December 31, 2012	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Discount rate	8.1%	8.6%	8.0%	7.8%	7.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and nine months ended December 31, 2012 and December 31, 2011 are set out below:

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Discount rate	8.6%	8.0%	8.6%	8.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%
Rate of return on plan assets	9.5%	9.5%	9.5%	9.5%

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of December 31, 2012 and March 31, 2012 the plan assets have been primarily invested in government securities.

Actual return on assets for the three months and nine months ended December 31, 2012 and December 31, 2011 were 16 crore and 14 crore and 48 crore and 39 crore, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the three months and nine months ended December 31, 2012 and December 31, 2011 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield. The Company expects to contribute approximately 35 crore to the gratuity trusts during the remainder of fiscal 2013.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The Company contributed 47 crore and 36 crore and 130 crore and 103 crore to the superannuation plan during the three months and nine months ended December 31, 2012 and December 31, 2011, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Cost of sales	42	32	116	91
Selling and marketing expenses	3	3	9	8
Administrative expenses	2	1	5	4
	47	36	130	103

2.11.3 Provident fund

The Company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at December 31, 2012, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009, respectively.

The details of fund and plan asset position are given below:
(In crore)
Particulars	As of
	December 31, 2012	March 31, 2012	March 31, 2011	March 31, 2010	March 31,2009
Plan assets at period end, at fair value	2,156	1,816	1,579	1,295	997
Present value of benefit obligation at period end	2,156	1,816	1,579	1,295	997
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	December 31, 2012	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Government of India (GOI) bond yield	8.1%	8.6%	8.0%	7.8%	7.0%
Remaining term of maturity	8 years	8 years	7 years	7 years	6 years
Expected guaranteed interest rate	8.3%	8.3%	9.5%	8.5%	8.5%

The Company contributed 69 crore and 61 crore and 198crore and 176 crore to the provident fund during the three months and nine months ended December 31, 2012 and December 31, 2011, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Cost of sales	61	54	177	155
Selling and marketing expenses	5	4	14	13
Administrative expenses	3	3	7	8
	69	61	198	176

2.11.4 Employee benefit costs include
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Salaries and bonus	5,681	4,730	16,103	13,174
Defined contribution plans	54	41	151	120
Defined benefit plans	74	69	247	259
	5,809	4,840	16,501	13,553

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Cost of sales	5,171	4,308	14,738	11,980
Selling and marketing expenses	435	351	1,181	1,010
Administrative expenses	203	181	582	563
	5,809	4,840	16,501	13,553

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. 28,33,600 shares were held by controlled trust, each as of December 31, 2012 and March 31, 2012.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of December 31, 2012, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The Company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for nine months ended December 31, 2012 and December 31, 2011 was 47.00 and 35.00, respectively. The amount of per share dividend recognised as distribution to equity shareholders for the nine months ended December 31, 2012 include 22.00 per share of final dividend for the year ended March 31, 2012, a special dividend – 10 years of Infosys BPO operation of 10.00 per equity share and 15.00 per share of interim dividend authorised by the Board on its meeting held on October 12, 2012. The dividend for the nine months ended December 31, 2011 includes 20.00 per share of final dividend for the year ended March 31, 2011 and 15.00 per share of interim dividend, authorised by the Board on its meeting held on October 12, 2011.

2.12.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.13 Other income

Other income consists of the following:
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Interest income on deposits and certificates of deposit	390	426	1,302	1,223
Exchange gains/ (losses) on forward and options contracts	(153)	(276)	(125)	(517)
Exchange gains/ (losses) on translation of other assets and liabilities	165	256	260	509
Income from available-for-sale financial assets/ investments	87	11	176	23
Other income	14	5	72	14
	503	422	1,685	1,252

 2.14 Operating leases

The Company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was 66 crore and 52 crore and 188 crore and 139 crore for the three months and nine months ended December 31, 2012 and December 31, 2011, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
(In crore)
	As of
	December 31, 2012	March 31, 2012
Within one year of the balance sheet date	208	159
Due in a period between one year and five years	430	281
Due after five years	141	74

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The Company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the Company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,17,60,000 equity shares representing 1,17,60,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The 1998 Plan is administered through the Infosys Limited Employees’ Welfare Trust (the Trust). The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In the year 2000, the Company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 5,28,00,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The 1999 Plan is administered through the Infosys Limited Employees’ Welfare Trust (the Trust). Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the Company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the nine months ended December 31, 2012 and December 31, 2011 are set out below:

	Nine months ended December 31, 2012		Nine months ended December 31, 2011
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	–	–	50,070	683
Forfeited and expired	–	–	(480)	850
Exercised	–	–	(46,420)	722
Outstanding at the end	–	–	3,170	876
Exercisable at the end	–	–	3,170	876

1999 Plan:
Outstanding at the beginning	11,683	2,121	48,720	962
Forfeited and expired	(5,518)	2,121	(7,064)	433
Exercised	(6,165)	2,121	(21,138)	511
Outstanding at the end	–	–	20,518	1,608
Exercisable at the end	–	–	16,263	1,474

The weighted average share price of options exercised under the 1998 Plan during the nine months ended December 31, 2012 and December 31, 2011 was Nil and 2,777, respectively. The weighted average share price of options exercised under the 1999 Plan during the nine months ended December 31, 2012 and December 31, 2011 was 2,374 and 2,649 respectively.

The following tables summarize the information about share options outstanding and exercisable as of December 31, 2012 under the 1999 Plan. There are no share options outstanding under the 1998 Plan as of December 31, 2012 and March 31, 2012.

	Options outstanding as of December 31, 2012			Options exercisable as of December31, 2012
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1999 Plan:
300-700	–	–	–	–	–	–
701-2,500	–	–	–	–	–	–
	–	–	–	–	–	–

	Options outstanding as of March 31, 2012			Options exercisable as of March 31, 2012
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1999 Plan:
300-700	–	–	–	–	–	–
701-2,500	11,683	0.71	2,121	7,429	0.71	2,121
	11,683	0.71	2,121	7,429	0.71	2,121

The share-based compensation recorded for the three months and nine months ended December 31, 2012 and December 31, 2011 was Nil.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Current taxes
Domestic taxes	805	1,194	2,343	2,250
Overseas taxes	108	(317)	388	100
	913	877	2,731	2,350
Deferred taxes
Domestic taxes	(88)	3	(112)	(20)
Overseas taxes	(14)	69	6	54
	(102)	72	(106)	34
Income tax expense	811	949	2,625	2,384

Entire deferred income tax for the three months and nine months ended December 31, 2012 and December 31, 2011 relates to origination and reversal of temporary differences.

A reversal of deferred tax liability of Nil each for the three months ended December 31, 2012 and December 31, 2011 and a reversal of deferred tax liability of 1 crore and 3 crore for the nine months ended December 31, 2012 and December 31, 2011, respectively, relating to an available-for-sale financial asset has been recognized in other comprehensive income (Refer Note 2.2).

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Profit before income taxes	3,180	3,321	9,652	8,384
Enacted tax rates in India	32.45%	32.45%	32.45%	32.45%
Computed expected tax expense	1,032	1,077	3,132	2,720
Tax effect due to non-taxable income for Indian tax purposes	(334)	(194)	(809)	(639)
Overseas taxes	88	79	292	306
Tax reversals, overseas and domestic	(14)	(95)	(25)	(95)
Effect of exempt income	(31)	(2)	(69)	(7)
Effect of unrecognized deferred tax assets	29	14	63	27
Effect of differential overseas tax rates	(4)	(8)	(6)	(13)
Effect of non-deductible expenses	8	6	12	13
Taxes on dividend received from subsidiary	6	–	13	–
Temporary difference related to branch profits	–	72	–	72
Others	31	–	22	–
Income tax expense	811	949	2,625	2,384
The applicable Indian statutory tax rate for fiscal 2013 and fiscal 2012 is 32.45%.

The overseas tax expense is due to income taxes payable overseas, principally in the United States of America. The Company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as ‘Software Technology Parks’ (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for the STP units until fiscal 2011. The tax holiday for all of our STP units has expired as of March 31, 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2012, Infosys' U.S. branch net assets amounted to approximately 3,347 crore. As of December 31, 2012, the Company has provided for branch profit tax of 291 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 1,809 crore and 1,481 crore as of December 31, 2012 and March 31, 2012, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the three months and nine months ended December 31, 2012 and Deember 31, 2011 is as follows:
 (In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Net current income tax asset/ (liability) at the beginning	(222)	(92)	(17)	176
Additions through business combination	(13)	–	(13)	–
Translation differences	15	(28)	14	(15)
Income tax paid	935	894	2,549	2,086
Current income tax expense (Refer Note 2.16)	(913)	(877)	(2,731)	(2,350)
Net current income tax asset/ (liability) at the end	(198)	(103)	(198)	(103)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
(In crore)
	As of
	December 31, 2012	March 31, 2012
Deferred income tax assets
Property, plant and equipment	325	297
Minimum alternate tax credit carry-forwards	39	55
Computer software	43	36
Accrued compensation to employees	30	32
Trade receivables	18	19
Compensated absences	135	128
Accumulated losses	21	–
Others	89	23
Total deferred income tax assets	700	590
Deferred income tax liabilities
Intangible asset	(71)	(14)
Temporary difference related to branch profits	(291)	(270)
Available-for-sale financial asset	(1)	(2)
Total deferred income tax liabilities	(363)	(286)

Deferred income tax assets to be recovered after 12 months	570	454
Deferred income tax assets to be recovered within 12 months	130	136
Total deferred income tax assets	700	590
Deferred income tax liability to be settled after 12 months	(210)	(214)
Deferred income tax liability to be settled within 12 months	(153)	(72)
Total deferred income tax liabilities	(363)	(286)

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and nine months ended December 31, 2012 and December 31, 2011 is as follows:
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Net deferred income tax asset at the beginning	298	406	304	378
Additions through business combination (Refer Note 2.3)	(37)	–	(37)	–
Translation differences	(26)	(8)	(37)	(21)
Credits relating to temporary differences (Refer Note 2.16)	102	(72)	106	(34)
Temporary difference on available-for-sale financial asset (Refer Note 2.2)	–	–	1	3
Net deferred income tax asset at the end	337	326	337	326

The credits relating to temporary differences are primarily on account of amortization of computer software, trade receivables and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act. Consequent to the enacted change Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of 39 crore and 55 crore has been recognized on the balance sheet as of December 31, 2012 and March 31, 2012, respectively, which can be carried forward for a period of ten years from the year of recognition.

The company has received demands from the Indian Income tax authorities for payment of additional tax of 1,114 crore, including interest of 337 crore upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. Claims also include demand of service tax on certain services availed during fiscal 2006 to fiscal 2010 amounting to 191 crore. The income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax (Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	57,14,00,086	57,13,77,084	57,13,98,129	57,13,56,602
Effect of dilutive common equivalent shares - share options outstanding	331	19,476	889	38,347
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	57,14,00,417	57,13,96,560	57,13,99,018	57,13,94,949

(1)Excludes treasury shares

For the three months and nine months ended December 31, 2012, and December 31, 2011 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		December 31, 2012	March 31, 2012
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc(1)	U.S.A	–	–
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (2)	Poland	99.98%	99.98%
Infosys Sweden	Sweden	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Consulting India Limited (3)	India	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Shanghai	China	100%	100%
McCamish Systems LLC(2) (Refer Note 2.3)	U.S.A	99.98%	99.98%
Portland Group Pty Ltd(2)(4) (Refer Note 2.3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (2)(4) (Refer Note 2.3)	Australia	99.98%	99.98%
Lodestone Holding AG(5)	Switzerland	100%	–
Lodestone Management Consultants (Canada) Inc (6)	Canada	100%	–
Lodestone Management Consultants Inc. (6)	U.S.A	100%	–
Lodestone Management Consultants Pty Limited (6)	Australia	100%	–
Lodestone Management Consultants (Asia Pacific) Limited (6)(8)	Thailand	100%	–
Lodestone Management Consultants AG (6)	Switzerland	100%	–
Lodestone Augmentis AG (6)	Switzerland	100%	–
Hafner Bauer & Ödman GmbH (6)	Switzerland	100%	–
Lodestone Management Consultants (Belgium) S.A. (7)	Belgium	99.90%	–
Lodestone Management Consultants GmbH (6)	Germany	100%	–
Lodestone Management Consultants Pte Ltd. (6)	Singapore	100%	–
Lodestone Management Consultants SAS (6)	France	100%	–
Lodestone Management Consultants s.r.o. (6)	Czech Republic	100%	–
Lodestone Management Consultants GmbH (6)	Austria	100%	–
Lodestone Management Consultants China Co., Ltd. (6)	China	100%	–
Lodestone Management Consultants Ltd. (6)	UK	100%	–
Lodestone Management Consultants B.V. (6)	Netherlands	100%	–
Lodestone Management Consultants Ltda. (7)	Brazil	99.99%	–
Lodestone Management Consultants Sp. z.o.o. (6)	Poland	100%	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	–
S.C. Lodestone Management Consultants S.R.L. (6)	Romania	100%	–

(1) On October 7, 2011, the board of directors of Infosys Consulting Inc. approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited.
(2) Wholly-owned subsidiaries of Infosys BPO.
(3) On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(4)On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5) On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(6) Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(7) Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8) Under liquidation

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Limited Employees’ Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust
Refer Note 2.11 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(In crore)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Salaries and other employee benefits	9	13	40	34

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers.

Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, manufacturing enterprises (MFG), enterprises in the energy, utilities and telecommunication services (ECS) and retail, logistics, consumer product group, life sciences and health care enterprises (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Industry segments
(In crore)
Three months ended December 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	3,511	2,265	2,136	2,512	10,424
Identifiable operating expenses	1,559	1,081	904	1,070	4,614
Allocated expenses	930	625	590	694	2,839
Segment profit	1,022	559	642	748	2,971
Unallocable expenses					294
Operating profit					2,677
Other income, net					503
Profit before income taxes					3,180
Income tax expense					811
Net profit					2,369
Depreciation and amortization					293
Non-cash expenses other than depreciation and amortization					1

(In crore)
Three months ended December 31, 2011	FSI	MFG	ECS	RCL	Total
Revenues	3,281	1,897	1,967	2,153	9,298
Identifiable operating expenses	1,335	800	803	848	3,786
Allocated expenses	805	495	513	562	2,375
Segment profit	1,141	602	651	743	3,137
Unallocable expenses					238
Operating profit					2,899
Other income, net					422
Profit before income taxes					3,321
Income tax expense					949
Net profit					2,372
Depreciation and amortization					236
Non-cash expenses other than depreciation and amortization					2

(In crore)
Nine months ended December 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	10,130	6,563	6,045	7,160	29,898
Identifiable operating expenses	4,474	3,032	2,775	3,044	13,325
Allocated expenses	2,567	1,730	1,595	1,889	7,781
Segment profit	3,089	1,801	1,675	2,227	8,792
Unallocable expenses					825
Operating profit					7,967
Other income, net					1,685
Profit before income taxes					9,652
Income tax expense					2,625
Net profit					7,027
Depreciation and amortization					821
Non-cash expenses other than depreciation and amortization					4

(In crore)
Nine months ended December 31, 2011	FSI	MFG	ECS	RCL	Total
Revenues	8,793	5,050	5,330	5,709	24,882
Identifiable operating expenses	3,765	2,218	2,199	2,368	10,550
Allocated expenses	2,223	1,343	1,417	1,518	6,501
Segment profit	2,805	1,489	1,714	1,823	7,831
Unallocable expenses					699
Operating profit					7,132
Other income, net					1,252
Profit before income taxes					8,384
Income tax expense					2,384
Net profit					6,000
Depreciation and amortization					694
Non-cash expenses other than depreciation and amortization					5

2.19.2 Geographic segments
 (In crore)
Three months ended December 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	6,358	2,504	233	1,329	10,424
Identifiable operating expenses	2,849	1,089	109	567	4,614
Allocated expenses	1,756	687	54	342	2,839
Segment profit	1,753	728	70	420	2,971
Unallocable expenses					294
Operating profit					2,677
Other income, net					503
Profit before income taxes					3,180
Income tax expense					811
Net profit					2,369
Depreciation and amortization					293
Non-cash expenses other than depreciation and amortization					1

(In crore)
Three months ended December 31, 2011	North America	Europe	India	Rest of the World	Total
Revenues	5,923	2,101	190	1,084	9,298
Identifiable operating expenses	2,408	880	103	395	3,786
Allocated expenses	1,543	535	42	255	2,375
Segment profit	1,972	686	45	434	3,137
Unallocable expenses					238
Operating profit					2,899
Other income, net					422
Profit before income taxes					3,321
Income tax expense					949
Net profit					2,372
Depreciation and amortization					236
Non-cash expenses other than depreciation and amortization					2

(In crore)
Nine months ended December 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	18,813	6,722	587	3,776	29,898
Identifiable operating expenses	8,247	3,079	354	1,645	13,325
Allocated expenses	4,944	1,756	135	946	7,781
Segment profit	5,622	1,887	98	1,185	8,792
Unallocable expenses					825
Operating profit					7,967
Other income, net					1,685
Profit before income taxes					9,652
Income tax expense					2,625
Net profit					7,027
Depreciation and amortization					821
Non-cash expenses other than depreciation and amortization					4

(In crore)
Nine months ended December 31, 2011	North America	Europe	India	Rest of the World	Total
Revenues	16,017	5,357	566	2,942	24,882
Identifiable operating expenses	6,742	2,365	284	1,159	10,550
Allocated expenses	4,255	1,398	129	719	6,501
Segment profit	5,020	1,594	153	1,064	7,831
Unallocable expenses					699
Operating profit					7,132
Other income, net					1,252
Profit before income taxes					8,384
Income tax expense					2,384
Net profit					6,000
Depreciation and amortization					694
Non-cash expenses other than depreciation and amortization					5

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and nine months ended December 31, 2012 and December 31, 2011.

2.20 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company is complying with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that its and certain of its employees are targets of the investigation. The company is engaged in discussions with the U.S. Attorney’s Office regarding this matter; however, it cannot predict the outcome of the discussions with the U.S. Attorney’s Office.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company has been advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and the government may seek to impose fines and penalties on the company in connection with such alleged errors. At this time, the company cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of the company’s Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review may not be complete and the company remains in discussions with the U.S. Attorney’s Office regarding these matters, the company is unable to make an estimate of the amount or range of loss that it may incur from unfavorable outcomes in such matters.

In the event that any government undertakes any actions which limit any visa program that the company utilizes, or imposes sanctions, fines or penalties on the company or its employees, this could materially and adversely affect the company’s business and results of operations.